Exhibit 99.1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED

MARCH 31, 2022 AND 2021

(unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited - expressed in thousands of Canadian dollars)

	Note	March 31 2022	December 31 2021

ASSETS

Current Assets
Cash and cash equivalents		$5,637	$9,933
Accounts and other receivables		3,555	3,073
Inventories	5	3,047	2,076
Prepaid expenses and other		1,138	1,171
Promissory note receivable		1,250	1,250
Embedded derivative asset	7, 15	897	2,752
		15,524	20,255
Non-Current Assets
Restricted cash and deposits		2,990	2,990
Investments		22	24
Mineral properties, plant and equipment	6	177,657	167,077
Embedded derivative asset	7, 15	16,268	20,016

Total Assets		$212,461	$210,362

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$12,832	$13,058
Lease liabilities	8	2,615	3,056
Revolving credit facility payable	9	6,252	—
Flow-through share premium		1,299	—
Other current liabilities		740	709
		23,738	16,823
Non-Current Liabilities
Lease liabilities	8	1,930	2,475
Decommissioning and rehabilitation provision	10	4,629	4,962

Total Liabilities		30,297	24,260

Shareholders' Equity		182,164	186,102

Total Liabilities and Shareholders' Equity		$212,461	$210,362

Liquidity Risk	1
Commitments	19
Subsequent Events	20

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”
(signed)	(signed)

Director	Director

The accompanying notes are an integral part of the interim condensed consolidated financial statements

2

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(unaudited - expressed in thousands of Canadian dollars, except per share and share amounts)

	For the three month periods ended March 31
	Note	2022	2021

Revenue
Mining operations	12	$2,052	$2,733
Reclamation management		744	1,080
Total revenue		2,796	3,813

Cost of Sales
Mining operations	13	5,274	4,106
Reclamation management		666	773
Total cost of sales		5,940	4,879

Gross Profit (Loss)
Mining operations		(3,222)	(1,373)
Reclamation management		78	307
Total Gross Profit (Loss)		(3,144)	(1,066)

Expenses
General and administrative expenses	14	1,799	1,988
Write-down of inventories		1,308	—
Operating Loss		(6,251)	(3,054)

Other Income (Expense)
Gain (loss) on embedded derivative asset	7, 15	(5,612)	3,009
Gain on sale of net smelter return royalty		—	4,500
Other income and expense		110	(81)
Income (Loss) Before Taxes		(11,753)	4,374

Income Tax Provision (Recovery)
Deferred		(437)	215
Net Income (Loss)		(11,316)	4,159

Other Comprehensive Loss
Loss on FVTOCI investments, net of tax		(2)	(930)

Total Comprehensive Income (Loss)		$(11,318)	$3,229

Basic and diluted income (loss) per common share		$(0.07)	$0.03

Weighted average number of common shares outstanding
Basic		154,191,650	140,690,167
Diluted		154,191,650	143,928,615

The accompanying notes are an integral part of the interim condensed consolidated financial statements

3

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in thousands of Canadian dollars)
	For the three month periods ended March 31
	2022	2021

Cash flows from (used in) operating activities
Net income (loss)	$(11,316)	$4,159
Items not affecting cash from operations:
Reclamation management contract loss provision	55	(39)
Depreciation and depletion of mineral properties, plant and equipment	718	736
Share-based compensation expense	426	425
Finance costs, foreign exchange and other	(63)	75
Fair value adjustment on embedded derivative asset	5,612	(3,009)
Write-down of inventories	1,308	—
Deferred income tax provision (recovery)	(437)	215
Gain on sale of net smelter return royalty	—	(4,500)
Portion of embedded derivative asset settled	(9)	—
Changes in non-cash working capital balances related to operations
Accounts and other receivables	(488)	20
Inventories	(2,037)	(197)
Prepaid expenses and other assets	34	(70)
Deferred revenue	—	(16)
Accounts payable, lease and accrued liabilities	(1,082)	(2,485)
Net cash used in operating activities	(7,279)	(4,686)
Cash flows from (used in) investing activities
Expenditures on mineral properties, plant and equipment	(10,789)	(11,441)
Interest received	6	—
Proceeds from sale of net smelter return royalty	—	4,500
Net cash used in investing activities	(10,783)	(6,941)
Cash flows from (used in) financing activities
Proceeds from issuance of shares	9,201	11,701
Issuance costs	(694)	(896)
Repayment of lease liabilities	(914)	(785)
Revolving credit facility	6,252	—
Interest paid	(79)	—
Proceeds from exercise of stock options	—	2,582
Net cash from financing activities	13,766	12,602

Increase (Decrease) in Cash and Cash Equivalents	(4,296)	975
Cash and Cash Equivalents - Beginning of Period	9,933	23,742
Cash and Cash Equivalents - End of Period	$5,637	$24,717

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of the interim condensed consolidated financial statements

4

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited - expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options, DSUs and RSUs	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2021	151,557,545	$313,138	$6,360	$11,165	$19,732	$(165,093)	$800	$186,102
Net loss	—	—	—	—	—	(11,316)	—	(11,316)
Other comprehensive loss	—	—	—	—	—	—	(2)	(2)
Share-based compensation expense recognized	—	—	—	612	—	—	—	612
Equity Offering, net of issuance costs	3,610,425	8,504	—	—	—	—	—	8,504
Flow-through share premium	—	(1,736)	—	—	—	—	—	(1,736)
Share options forfeited or expired	—	—	—	(1,300)	1,300	—	—	—
Release of RSU settlement shares	82,932	199	—	(199)	—	—	—	—
Balance - March 31, 2022	155,250,902	$320,105	$6,360	$10,278	$21,032	$(176,409)	$798	$182,164

Balance - December 31, 2020	137,492,168	$270,431	$6,360	$10,401	$19,349	$(161,947)	$738	$145,332
Net income	—	—	—	—	—	4,159	—	4,159
Other comprehensive loss	—	—	—	—	—	—	(930)	(930)
Share-based compensation expense recognized	—	—	—	573	—	—	—	573
Equity Offering, net of issuance costs	2,704,770	10,805	—	—	—	—	—	10,805
Flow-through share premium		(2,686)	—	—	—	—	—	(2,686)
Exercise of share options	1,649,232	3,927	—	(1,345)	—	—	—	2,582
Share options forfeited or expired	—	—	—	(141)	141	—	—	—
Release of RSU settlement shares	250,004	265	—	(265)	—	—	—	—
Balance - March 31, 2021	142,096,174	$282,742	$6,360	$9,223	$19,490	$(157,788)	$(192)	$159,835

The accompanying notes are an integral part of the interim condensed consolidated financial statements

5

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS, LIQUIDITY RISK AND COVID-19 IMPACTS

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation is principally engaged in the exploration, development, and operation of mineral resource properties. The Corporation’s mineral resource properties are located in the Keno Hill Silver District in the Yukon Territory of Canada.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

As at March 31, 2022, the Corporation had cash and cash equivalents, accounts and other receivables, inventories, prepaid expenses and other, and promissory note receivable of $14,627,000 to settle accounts payable and accrued liabilities, current lease liabilities, and revolving credit facility payable of $21,699,000. During the three month period ended March 31, 2022, net cash used in operating activities was $7,279,000 (2021 - $4,686,000). To date, the Corporation has not achieved positive cash flows from operations during ramp-up at Keno Hill, primarily due to supply chain interruptions and reduced workforce and equipment availability. Subsequent to March 31, 2022, the Corporation obtained the following additional capital resources:

•	On April 13, 2022, the Corporation completed a non-brokered private placement offering of common shares resulting in gross proceeds of $13,078,616;
•	On April 28, 2022, the Corporation received a further prepayment of US$5,000,000 under the unsecured revolving credit facility (the “Facility”) with its offtaker; and
•	On April 29, 2022, the Corporation sold to Victoria Gold Corp. (“Victoria”) all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan Gold Corp. (“Banyan”) under the option agreement with Banyan. On May 4, 2022, the Victoria shares were sold for net proceeds of $6,000,000 after selling costs and commissions.

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place. The Corporation maintains an internally generated cash flow forecast, which is based on its most recently published technical report and is updated based on actual performance and future expected performance at Keno Hill. Significant assumptions used in preparing the forecast include, but are not limited to, production volumes, development rates, operating costs, development costs, and commodity prices. Adverse changes to these assumptions could affect the Corporation’s available liquidity and its ability to meet its obligations associated with financial liabilities.

Although management believes that the Corporation's working capital at March 31, 2022, combined with the additional funding raised subsequent to period-end, provides sufficient liquidity to meet its ongoing obligations and support its operating requirements for a period of at least 12 months from March 31, 2022, if the Corporation is unable to achieve its 2022 production targets, then the Corporation may be required to obtain additional funding to continue development and ramp-up at the Keno Hill Silver District.

COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impacts on global commerce have been far-reaching. There is significant ongoing uncertainty surrounding COVID-19 cases at Keno Hill, workplace and travel restrictions, supply chain interruptions, and the recruitment of underground miners and maintenance technicians. In December 2021 and the start of 2022, the Corporation experienced a rise in COVID-19 cases at Keno Hill. The Corporation’s COVID-19 response required mandatory self-isolation for affected employees and contractors as dictated by government health protocols, which resulted in reduced workforce availability, significantly reduced production and slower development advancement at the start of 2022. While COVID-19 cases at Keno Hill have since substantially declined, the Corporation notes that COVID-19 pandemic risk remains a risk to continued ramp-up and production activities at Keno Hill.

6

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

2.	BASIS OF PREPARATION, STATEMENT OF COMPLIANCE AND SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim condensed consolidated financial statements follow the same accounting policies and methods of computation as compared with the most recent annual consolidated financial statements, being for the year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on May 12, 2022.

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	NEW ACCOUNTING STANDARDS

There are no IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Corporation.

4.	CRITICAL JUDGEMENTS AND MAJOR SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the interim condensed consolidated financial statements requires management to select accounting policies and make judgments and estimates that may have a significant impact on the interim condensed consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

The following significant judgments were considered by management in the preparation of the interim condensed consolidated financial statements. All other significant judgments and estimates applied in the preparation of the interim condensed consolidated financial statements for the three month period ended March 31, 2022 are consistent with those applied and disclosed in Note 5 to our consolidated financial statements for the year ended December 31, 2021.

Impairment and impairment reversals of mineral properties, plant and equipment

The Corporation reviews and evaluates the carrying value of each of its mineral properties, plant and equipment for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its mineral properties, plant and equipment.

Management has assessed potential indicators of impairment and impairment reversals on the Corporation’s exploration and evaluation assets and the Keno Hill CGU. At the start of 2022, the Corporation experienced COVID-19 and equipment availability issues (Note 1). Management notes workforce constraints related to COVID-19 have since significantly eased, and steps have been taken, such as the stockpiling of critical supplies, to mitigate supply chain interruptions and restore equipment availability to more normal levels. Management has concluded that no impairment or impairment reversal indicators exist as at March 31, 2022.

7

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

Management applies judgment in assessing whether a material uncertainty exists that may cast significant doubt on the Corporation’s ability to continue as a going concern. Management performed this assessment and determined a material uncertainty did not exist as at March 31, 2022. Refer to Note 1 for further discussion of the Corporation’s liquidity risk.

5.	INVENTORIES
	March 31 2022	December 31 2021
Ore in stockpiles	$598	$524
Concentrate	462	80
Materials and supplies	1,987	1,472

Total inventories	$3,047	$2,076

During the three month period ended March 31, 2022, the Corporation recognized a write-down of $1,308,000 (2021 - $nil) of ore in stockpiles and concentrate to their net realizable value.

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
Cost	Mineral properties	Plant and equipment(i)	Right of use assets	Exploration and evaluation assets	Total

December 31, 2021	$207,334	$50,711	$10,788	$26,020	$294,853
Additions Disposals	11,957-	298 (223)	—	370-	12,625 (223)
Transfers from right of use assets to plant and equipment	—	1,049	(1,049)	—	—
Change of estimate in decommissioning and rehabilitation provision	(184)	(186)	—	—	(370)

March 31, 2022	$219,107	$51,649	$9,739	$26,390	$306,885
Accumulated Depreciation

December 31, 2021	$95,337	$29,415	$3,024	$—	$127,776
Depreciation and depletion Disposals	704-	451 (223)	520-	—	1,675 (223)
Transfers from right of use assets to plant and equipment	—	302	(302)	—	—

March 31, 2022	$96,041	$29,945	$3,242	$—	$129,228
Net Book Value

December 31, 2021	$111,997	$21,296	$7,764	$26,020	$167,077

March 31, 2022	$123,066	$21,704	$6,497	$26,390	$177,657

(i)	The total cost of plant and equipment as at March 31, 2022 includes construction in progress of $646,000.
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ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Cost	Mineral properties	Plant and equipment(i)	Right of use assets	Exploration and evaluation assets	Total

December 31, 2020	$168,847	$45,978	$9,879	$14,668	$239,372
Additions Disposals	38,960-	5,187-	1,378 (596)	11,352-	56,877 (596)
Lease modifications	—	—	127	—	127
Change of estimate in decommissioning and rehabilitation provision	(473)	(454)	—	—	(927)

December 31, 2021	$207,334	$50,711	$10,788	$26,020	$294,853
Accumulated Depreciation

December 31, 2020	$90,856	$27,961	$1,367	$—	$120,184
Depreciation and depletion Disposals	4,481-	1,454-	2,042 (65)	—	7,977 (65)
Lease modifications	—	—	(320)	—	(320)

December 31, 2021	$95,337	$29,415	$3,024	$—	$127,776
Net Book Value

December 31, 2020	$77,991	$18,017	$8,512	$14,668	$119,188

December 31, 2021	$111,997	$21,296	$7,764	$26,020	$167,077

(i)	The total cost of plant and equipment as at December 31, 2021 includes construction in progress of $2,266,000.

During the three month period ended March 31, 2022, the Corporation capitalized to mineral properties, plant and equipment depreciation and depletion of $727,000 (2021 - $846,000).

During the three month period ended March 31, 2022, the Corporation exercised buyout options on certain mining equipment leases, resulting in transfers from right of use assets to plant and equipment of $1,049,000 (2021 - $nil).

Option Agreement for McQuesten Property

Effective May 24, 2017, and as amended on July 8, 2019, the Corporation entered into an option agreement for Banyan Gold Corp. to buy up to 100% of Alexco’s McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures (incurred), issuing 1,600,000 shares (issued), pay in staged payments a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver. As at March 31, 2022, Banyan has satisfied the first stage of the option agreement, earning 51% of the McQuesten property. Subsequent to period-end, the Corporation sold to Victoria Gold Corp. all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan under the option agreement with Banyan in exchange for 447,142 shares of Victoria. On May 4, 2022, the Victoria shares were sold for net proceeds of $6,000,000, after selling costs and commissions (Note 20).

9

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	EMBEDDED DERIVATIVE ASSET
	March 31 2022	December 31 2021
Embedded derivative asset - Beginning of period	$22,768	$13,074
Portion of embedded derivative asset settled	9	235
Fair value adjustment	(5,612)	9,459

Embedded derivative asset - End of period	17,165	22,768

Less: current embedded derivative asset	897	2,752

Non-current embedded derivative asset	$16,268	$20,016

During the three month period ended March 31, 2022, a portion of the embedded derivative related to the Wheaton Precious Metals Corp. (“Wheaton”) silver purchase agreement (“SPA”) was settled. The embedded derivative asset was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the amended production payment under the amended SPA (amended March 29, 2017 and subsequently on August 5, 2020) which varies depending on the silver pricing curve (Note 15). The fair value of the embedded derivative asset was estimated based on the discounted future cash flows using a probability-based dynamic valuation model resulting in a fair value adjustment for the three month periods ended March 31, 2022 of ($5,612,000) (2021 - $3,009,000).

8.	LEASE LIABILITIES

The Corporation’s lease liabilities are primarily for mining equipment leases related to heavy machinery and equipment dedicated to development and operations at Keno Hill. The weighted average incremental borrowing rate for lease liabilities as at March 31, 2022 was 7.58%.

	March 31 2022	December 31 2021
Lease liabilities - Beginning of period	$5,531	$7,262
Additions	—	1,377
Cash flows - Principal payments	(914)	(3,604)
Non-cash changes - Accretion	95	503
Disposals	—	(463)
Gain on lease buyouts	(167)	—
Lease modifications	—	456

Lease liabilities - End of period	4,545	5,531
Less: current lease liabilities	2,615	3,056

Non-current lease liabilities	$1,930	$2,475

The Corporation’s undiscounted lease payments consisted of the following:

March 31 2022
2022	$2,056
2023	1,550
2024	493

$4,099

10

ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	REVOLVING CREDIT FACILITY

On September 23, 2021 and subsequently on January 18, 2022, the Corporation and its offtaker amended the existing offtake agreement to allow for an unsecured revolving credit facility for up to US$10,000,000. The Facility allows the Corporation to request prepayments, in US$1,000,000 increments, which are repaid in five monthly instalments against future deliveries of concentrate or in cash (Note 1). The interest rate on drawn amounts is equal to the three month London Interbank Offered Rate (“LIBOR”) + 7.05%. The standby fee on undrawn amounts is 1.5% per annum, payable quarterly. As at March 31, 2022, the Corporation has accrued interest and standby fees of $24,000. In March 2022, the Corporation received a prepayment of US$5,000,000. Subsequent to period-end, the Corporation received a further prepayment of US$5,000,000 (Note 20).

LIBOR settings are currently scheduled to cease publication after June 30, 2023. The Corporation and its offtaker will use an agreed industry standard alternative benchmark interest rate and expect to transition to the alternative rate as widespread market practice is established.

The revolving credit facility payable balance is summarized as follows:

March 31 2022
Revolving credit facility payable - Beginning of period	$—
Additions - prepayments received	6,365
Reductions - repayments made	—
Foreign exchange revaluation	(113)

Revolving credit facility payable - End of period	$6,252

10.	DECOMMISSIONING AND REHABILITATION PROVISION
	March 31 2022	December 31 2021
Decommissioning and rehabilitation provision - Beginning of period	$5,667	$6,542
Change due to re-estimation	(370)	(927)
Accretion expense, included in other income and expense	17	52

Decommissioning and rehabilitation provision - End of period	5,314	5,667

Less: current decommissioning and rehabilitation provision	685	705

Non-current decommissioning and rehabilitation provision	$4,629	$4,962

11.	CAPITAL AND RESERVES

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the three month period ended March 31, 2022:

1.	On January 27, 2022, the Corporation completed an equity financing and issued 2,129,685 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $2.70 per CEE Share, and 1,480,740 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $2.33 per CDE Share, for aggregate gross proceeds of $9,200,274.
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ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

2.	82,932 common shares were issued from treasury on the vesting of restricted share units.

Equity Incentive Plans

The Corporation has three equity incentive plans consisting of a share option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”), and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”). The maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 15% of the number of common shares issued and outstanding from time to time, subject to the following requirements for each plan:

i.	The Option Plan’s maximum aggregate number of common shares issuable on the exercise of share options cannot exceed 10% of the number of common shares issued and outstanding;
ii.	The RSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	The DSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at March 31, 2022, a total of 8,446,818 share options, 1,100,735 RSUs and 894,000 DSUs were outstanding under the Equity Incentive Plans and a total of 7,078,272 share options, 3,556,792 RSUs and 1,181,000 DSUs remain available for future granting.

During the three month period ended March 31, 2022, the Corporation recorded total share-based compensation expense of $612,000 (2021 - $575,000), which related to the Equity Incentive Plans, of which $187,000 (2021 - $150,000) was recorded to mineral properties and $425,000 (2021 - $425,000) has been charged to income.

Share Options

Generally, share options have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five-day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in share options outstanding are summarized as follows:

	Weighted average Exercise price	Number of shares issued or issuable on exercise

Balance - December 31, 2021	$2.27	9,672,118

Share options forfeited or expired	$2.07	(1,225,300)

Balance - March 31, 2022	$2.30	8,446,818

Balance - December 31, 2020	$2.17	10,245,934

Share options granted	$2.17	1,970,000
Share options exercised	$1.66	(2,272,431)
Share options forfeited or expired	$2.85	(271,385)

Balance - December 31, 2021	$2.27	9,672,118

During the three month periods ended March 31, 2022 and 2021, there were no share options granted.

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ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Share options outstanding and exercisable at March 31, 2022 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$ 1.27	1,162,500	1.76	$ 1.27	1,162,500	$ 1.27
$ 1.75	40,000	0.38	$ 1.75	40,000	$ 1.75
$ 1.93	60,000	1.11	$ 1.93	60,000	$ 1.93
$ 2.07	1,223,400	0.83	$ 2.07	1,223,400	$ 2.07
$ 2.07	587,000	0.83	$ 2.07	—	$ 2.07
$ 2.12	48,000	3.04	$ 2.12	32,000	$ 2.12
$ 2.17	1,929,200	4.71	$ 2.17	643,067	$ 2.17
$ 2.61	1,894,984	2.71	$ 2.61	1,894,984	$ 2.61
$ 3.19	1,451,734	3.71	$ 3.19	967,823	$ 3.19
$ 3.86	50,000	3.44	$ 3.86	33,333	$ 3.86

	8,446,818	2.79	$ 2.30	6,057,107	$ 2.28

During the three month period ended March 31, 2022, there were no share options exercised. The weighted average share price at the date of exercise for share options exercised during the three month period ended March 31, 2021 was $3.76.

Restricted Share Units

Time-based RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. Performance-based RSUs vest at the end of the third year of the grant date and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of performance-based RSUs granted, depending on the achievement of performance criteria.

The changes in RSUs outstanding are summarized as follows:

Number of shares issued or issuable on vesting

Balance - December 31, 2021	1,198,067

RSUs vested	(82,932)
RSUs terminated	(14,400)

Balance - March 31, 2022	1,100,735

Balance - December 31, 2020	566,340

RSUs granted(i)	1,505,449
RSUs vested	(873,722)

Balance - December 31, 2021	1,198,067

(i) RSUs granted include grants to certain employees of the Corporation that include 474,500 performance-based RSUs and 266,500 RSUs issued as settlement of annual cash bonuses. As at March 31, 2022, nil performance-based RSUs have vested.

During the three month periods ended March 31, 2022 and 2021, there were no RSUs granted.

The weighted average share price at the date of vesting for RSUs during the three month period ended March 31, 2022 was $2.23 (2021 - $4.23).

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ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation. During the three month periods ended March 31, 2022 and 2021, the Corporation did not grant any DSUs. As at March 31, 2022, there were 894,000 fully vested DSUs outstanding

12.	REVENUE

The Corporation recorded revenue for the three month periods ended March 31, 2022 and 2021 as follows:

	2022	2021

Mining operations
Concentrate sales(i)	$2,234	$3,576
Less: silver delivered under the Wheaton SPA	(367)	(714)
Extraction services(ii)	57	109
Revenue from contracts with customers	1,924	2,971
Change in fair value of provisionally priced trade receivables(iii)	128	(238)
	2,052	2,733

Reclamation management(iv)	744	1,080

	$2,796	$3,813

(i)	Concentrate sales revenue represents the sale of all concentrate produced at Keno Hill to its offtaker under the Corporation’s offtake agreement, prior to the 25% of silver production that is delivered to Wheaton under the Wheaton SPA. Concentrate sales revenue is recorded net of transportation costs.
(ii)	Extraction services revenue represents revenue earned from the mining of silver that is delivered to Wheaton under the Wheaton SPA. The actual cash payment from Wheaton, which differs from the extraction services revenue recognized, is determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco’s stage in the production period as defined in the Wheaton SPA.
(iii)

Change in fair value of provisionally priced trade receivables is attributable to changes in forward metals prices and represents the change in metals prices from the date of revenue recognition to the date of final settlement.

(iv)	Reclamation management revenue represents revenue earned by Elsa Reclamation & Development Company Ltd. (“ERDC”) for the environmental care and maintenance for the historical environmental liabilities of the former United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”) mineral properties.

13.	COST OF SALES

The Corporation recorded cost of sales for the three month periods ended March 31, 2022 and 2021 as follows:

	2022	2021

Mining operations
Production costs	$5,929	$3,125
Depreciation and depletion	938	676
Site share-based compensation	69	43
Royalties and selling costs	101	262
Change in inventories	(1,763)	—
	5,274	4,106

Reclamation management(i)	666	773

	$5,940	$4,879

(i) Reclamation management cost of sales represents cost of sales incurred by ERDC for the environmental care and maintenance for the historical environmental liabilities of the former UKHM mineral properties.

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ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE OF EXPENSE

The Corporation recorded general and administrative expenses for the three month periods ended March 31, 2022 and 2021 as follows:

Corporate	2022	2021

Depreciation of plant and equipment and ROU assets	$73	$73
Business development, investor relations and travel	60	103
Office and administration	277	342
Professional and regulatory	297	351
Salaries and contractors	727	729
Share-based compensation	365	390

	$1,799	$1,988

15.	FINANCIAL INSTRUMENTS

Financial Assets and Liabilities

The carrying amounts of the Corporation’s financial assets and liabilities is as follows:

	Fair Value Hierarchy Classification	March 31 2022	December 31 2021

Fair value through profit or loss:
Embedded derivative asset	Level 3	$17,165	$22,768
Provisionally priced trade receivables	Level 2	2,247	2,165

Fair value through other comprehensive loss:
Investments in marketable securities	Level 1	22	24
		$19,434	$24,957

The fair value of the embedded derivative asset related to the Wheaton SPA was estimated based on the discounted future cash flows using a probability-based dynamic valuation model resulting in a fair value adjustment during the three month periods ended March 31, 2022, of ($5,612,000) (2021 - $3,009,000). The model relies upon inputs from the current mine plan less payable ounces already delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. Management estimates mineral reserves and resources and production profile, based on information compiled and reviewed by management’s experts. Payments from Wheaton are inversely related to the silver price; if, for example, silver prices were to increase or decrease from the current spot and forward prices as at March 31, 2022 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $14,020,000 and $21,398,000, respectively.

Provisionally priced trade receivables consist of amounts receivable under the Corporation’s offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metal prices obtained from futures exchanges.

Investments in marketable securities consist of investments in publicly traded companies. Changes in the fair value of these investments are recorded through other comprehensive income (FVTOCI) using quoted prices obtained from securities exchanges.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

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ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the three month periods ended March 31, 2022 and 2021 is as follows:

	2022	2021

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties, plant and equipment	$187	$143
Capitalization of depreciation to mineral properties, plant and equipment	$727	$558
Capitalization of re-estimation of decommissioning and rehabilitation provision	$(370)	$(276)
Increase (decrease) in non-cash working capital related to:
Mineral properties, plant and equipment	$(1,326)	$(853)

17.	SEGMENTED INFORMATION

The Corporation had two operating segments during the three month periods ended March 31, 2022 and 2021. The first operating segment is mining operations, which includes the production of silver, lead and zinc concentrates, underground mining development, and exploration and evaluation activities. The second operating segment is reclamation management services, which is focused on the clean up of historical liabilities of the Keno Hill Silver District through ERDC under a contract with the Federal Government of Canada. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and Other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities. Operating results are reviewed by the chief operating decision maker, Alexco’s Chief Executive Officer, with respect to resource allocation and for which discrete financial information is available.

Segmented information as at and for the three month periods ended March 31, 2022 and 2021 is summarized as follows:

As at and for the period ended March 31, 2022	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$2,052	$744	$—	$2,796

Cost of sales	5,274	666	—	5,940
Depreciation and amortization	—	—	73	73
Share-based compensation	—	—	365	365
Other G&A expenses	—	—	1,340	1,340
Write-down of inventories	1,308	—	—	1,308
Loss on embedded derivative asset	—	—	5,612	5,612
Other (income) loss	(85)	—	(4)	(89)

Segment income (loss) before taxes	$(4,445)	$78	$(7,386)	$(11,753)

Total assets	$184,635	$1,077	$26,749	$212,461
Total liabilities	$25,963	$869	$3,465	$30,297

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ALEXCO RESOURCE CORP. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
As at and for the period ended March 31, 2021	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$2,733	$1,080	$—	$3,813

Cost of sales	4,106	773	—	4,879
Depreciation and amortization	—	—	73	73
Share-based compensation	—	—	389	389
Other G&A expenses	—	—	1,526	1,526
Gain on sale of net smelter return royalty	—	—	(4,500)	(4,500)
Gain on embedded derivative asset	—	—	(3,009)	(3,009)
Other (income) loss	122	—	(41)	81

Segment income (loss) before taxes	$(1,495)	$307	$5,562	$4,374

Total assets	$136,858	$1,752	$46,994	$185,604
Total liabilities	$21,195	$165	$4,409	$25,769

18.	KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation for the three month periods ended March 31, 2022 and 2021 was as follows:

	2022	2021
Salaries and other short-term benefits	$442	$725
Share-based compensation	336	360
Total key management compensation	$778	$1,085

19.	COMMITMENTS

As at March 31, 2022, the Corporation’s contractual obligations are as follows:

(a)	The Corporation’s purchase commitments totaled $436,000 and relate to equipment agreements at Keno Hill.

(b)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable Canadian exploration expenses totaling $5,541,000 by December 31, 2023.
20.	SUBSEQUENT EVENTS
(a)	On April 13, 2022, the Corporation completed a non-brokered private placement offering of 7,473,495 common shares at a price of $1.75 per share, resulting in gross proceeds of $13,078,616.

(b)	On April 28, 2022, the Corporation received a further prepayment of US$5,000,000 under the Facility.

(c)	On April 29, 2022, the Corporation sold to Victoria all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan under the option agreement with Banyan in exchange for 447,142 shares of Victoria. On May 4, 2022, the Victoria shares were sold for net proceeds of $6,000,000, after selling costs and commissions.

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